

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 15, 2011

<u>VIA E-Mail</u>
Mr. Randal Rein
Principal Financial Officer
American Bar Association Members / Northern Trust Collective Trust
50 South LaSalle Street
Chicago, Illinois 60603

> **Re: American Bar Association Members / Northern Trust Collective Trust**
> **Form 10-K for the year ended December 31, 2010**
> **Filed on March 18, 2011**
> **File No. 033-50080**

Dear Mr. Randal Rein:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Branch Chief